EXHIBIT 4.1

Contacts:    P.A. Murali, CFO  (707) 463-6610              For Immediate Release
             Yashpal Singh, President  (707) 463-2087

                                  News Release

     MENDOCINO BREWING COMPANY ANNOUNCES INTENT TO ACQUIRE UBSN LTD. UK, THE
         EUROPEAN DISTRIBUTOR OF KINGFISHER PREMIUM LAGER, AND THE U.S.
                 DISTRIBUTION RIGHTS TO KINGFISHER PREMIUM LAGER

Ukiah, California, March 29, 2000. Mendocino Brewing Company, Inc. (PSE: MBR) announced today that it intends to enter into two transactions with affiliates of its largest shareholder, United Breweries of America Inc.

In the first transaction, Mendocino Brewing Company intends to acquire UBSN Ltd. UK, which is the European distributor of the UB Group's flagship brand, Kingfisher Premium Lager. In the second transaction, Mendocino Brewing Company announced that it intends to acquire the distribution rights to Kingfisher Premium Lager Beer in the United States from United Breweries International, UK Ltd. ("UBI, UK Ltd.")

The two transactions are expected to be finalized by the end of May 2000, subject to the necessary due diligence and regulatory approvals. Once completed, the acquisitions will provide Mendocino Brewing Company with the exclusive rights to distribute Kingfisher Premium Lager Beer in the United States.

In 1999, UBSN's U.S. dollar equivalent revenues were $12.4 million and earnings before taxes were $314,500 (computed at $1.70 to (UK lb.) 1.00). UBSN Ltd. distributed approximately 47,500 barrels of beer in 1999; 80%, of which was sold in the United Kingdom; the balance was sold in Europe, the United States, Canada, and Japan.

Dr. Vijay Mallya, Chairman of Mendocino Brewing Company states, "The acquisition of UBSN Ltd. UK, and securing the US distribution rights for Kingfisher Premium Lager by Mendocino Brewing Company, will present the company several strategic benefits. The addition of Kingfisher, a two-time World Champion lager, strengthens our current brand portfolio and allows Mendocino Brewing Company to maximize our base of consumers. Also, UBSN with its strong presence in Europe, presents us with the possibility of exporting our Red Tail Ale and Eye of the Hawk Select Ale brands to new markets. We intend to take full advantage of the new opportunities before us."

Mendocino Brewing Company has historically brewed four ales and a stout year-round, one seasonal ale, and one seasonal porter. The brands include Red Tail Ale, Blue Heron Pale Ale, Eye of the Hawk Select Ale, Black Hawk Stout, Peregrine Golden Ale, and two seasonals for the domestic craft beer market. The Corporation's common stock is publicly traded on the Pacific Stock Exchange under the symbol "MBR."